Exhibit 99.1

INVESTOR CONTACT	MEDIA CONTACT
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Jonathan Birt Ph: 212-850-5664 or 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

MARY STUTTS TO JOIN ELAN AS SENIOR VICE PRESIDENT AND HEAD OF
CORPORATE RELATIONS

Dublin, Ireland; San Francisco, CA; New York, NY – November 24, 2008 – Elan Corporation, plc (NYSE: ELN) announced today that Mary Stutts will join the company as Senior Vice President and Head of Corporate Relations, effective immediately.  Ms. Stutts will be based at Elan’s South San Francisco campus and report to Kelly Martin, Chief Executive Officer of Elan Corporation, plc.  This is a newly created position that will focus on the creation, integration and coordination of content, message and positioning of Elan’s efforts across all areas of the company.

Mr. Martin said that the creation of this new role was an important step forward and a reflection of the advancement of the company’s science, pipeline and therapeutic focus. “We have been working through the plans, definition and recruitment for this new position since early this year.  There are only a handful of people in the world who have actual hands-on experience in integrating communications, public policy and medical/scientific advancements within highly specialized disease areas. Mary is one of the very best in the world and we are delighted that she is becoming a member of the Elan leadership team.”  Mr. Martin added, “From a timeline perspective and as our Alzheimer’s pipeline continues to advance, the time was right to create such a position and to add someone of Mary’s unrivaled experience to our efforts.”

Ms. Stutts will have direct responsibility for public policy positioning and communications; patient advocacy strategy and relations; internal and employee communications, including Elan’s web communications efforts; and external communications, including all media, brand and positioning activity.  In addition, Ms. Stutts will work closely with Mr. Martin and Dr. Carlos Paya, President of Elan Corporation, plc, to construct and provide an integrated framework for all of the company’s product, medical and scientific communication efforts and opportunities.  This will encompass Elan’s publication strategies and participation in medical conferences and scientific forums around the world.

Ms. Stutts joins Elan with more than twenty years of global experience in healthcare communications. Most notably, she was head of Corporate Relations at Genentech, where she provided strategic direction for internal, external and product communications; media relations; web communications; patient advocacy; public policy; and community relations and philanthropy. Prior to her seven years at Genentech, Ms. Stutts was Director of Public Policy and

Communications for Bayer Corporation and, earlier, was with Kaiser Permanente for eight years, managing public relations, public affairs, government relations and internal communications.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

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